Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2018 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		June 30, 2018	March 31, 2018	June 30, 2017	March 31, 2018
1	Income from operations
	a) Revenue	139,777	137,686	136,261	544,871
	b) Other operating income	2,529	—	—	—
	c) Foreign exchange gains, net	771	557	353	1,488

	Total income from operations	143,077	138,243	136,614	546,359

2	Expenses
	a) Purchase of stock-in-trade	4,650	5,306	6,306	18,434
	b) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(473)	(639)	455	505
	c) Employee benefit expense	72,042	69,760	67,442	272,223
	d) Depreciation, amortisation and impairment	4,337	5,702	4,943	21,124
	e) Sub-contracting/ technical fees	22,443	21,144	20,247	84,437
	f) Facility expenses	5,834	5,700	5,013	21,044
	g) Travel	4,445	4,078	4,366	17,399
	h) Communication	1,320	1,353	1,324	5,353
	i) Legal and professional fees	1,171	1,246	1,101	4,690
	j) Marketing and brand building	709	746	794	3,140
	k) Other expenses	3,293	4,462	2,530	13,716

	Total expenses	119,771	118,858	114,521	462,065

3	Finance expenses	1,649	1,564	1,601	5,830
4	Finance and Other Income	5,197	4,803	6,327	23,999
5	Share of profits/(loss) of equity accounted investees	(53)	(3)	(1)	11
6	Profit before tax [1-2-3+4+5]	26,801	22,621	26,818	102,474
7	Tax expense	5,865	4,615	5,994	22,390
8	Net profit for the period [6-7]	20,936	18,006	20,824	80,084
9	Non Controlling Interest	(270)	(22)	59	3
10	Net profit after taxes and Non Controlling Interest [8-9]	21,206	18,028	20,765	80,081
11	Paid up equity share capital (Face value ₹2 per share)	9,048	9,048	9,732	9,048
12	Reserves excluding revaluation reserves and Non Controlling Interest as per balance sheet of previous accounting period				473,888
13	EARNINGS PER SHARE (EPS) (of ₹2/- each)
	(EPS for three months ended periods is not annualised)
	Basic (in ₹)	4.71	4.00	4.29	16.86
	Diluted (in ₹)	4.70	4.00	4.28	16.83

1.	The audited consolidated financial results of the Company for the three months ended June 30, 2018 have been approved by the Board of Directors of the Company at its meeting held on July 20, 2018. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results.

2.	The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	Adoption of IFRS 15 – Revenue from Contracts with Customers.

On April 1, 2018, the company adopted IFRS 15, “Revenue from Contracts with Customers” using the cumulative catch-up transition method applied to contracts that were not completed as of April 1, 2018. Accordingly, the comparatives have not been retrospectively adjusted. The adoption of IFRS 15, did not have any material impact on the consolidated results for three months ended June 30, 2018

4.	List of subsidiaries and equity accounted investees as at June 30, 2018 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, LLC.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions Americas LLC	USA
	Infocrossing, LLC.		USA
	Wipro Insurance Solutions LLC		USA
	Wipro IT Services, LLC.		USA
		HealthPlan Services Insurance Agency, LLC.	USA
		HealthPlan Services, Inc.	USA
		Appirio, Inc. (A)	USA
		Cooper Software, LLC.	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Wipro Digital Aps		Denmark
		Designit A/S (A)	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
Wipro Information Technology Austria GmbH			Austria
Wipro Technologies Austria GmbH			Austria
NewLogic Technologies SARL			France
Wipro Cyprus Public Limited			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary		Hungary
Korlátolt Felelősségű Társaság
		Wipro Holdings Investment	Hungary
Korlátolt Felelősségű Társaság
	Wipro Technologies SA		Argentina
	Wipro Information Technology		Egypt
Egypt SAE
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park	Saudi Arabia
Technologies Limited *
	Wipro Poland SP. Z.O.O		Poland
	Wipro IT Services Poland		Poland
SP. Z.O.O
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies		Ghana
Ghana Limited
	Wipro Technologies South Africa		South Africa
(Proprietary) Limited
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine LLC		Ukraine
	Wipro Information Technology		Netherlands
Netherlands BV.
		Wipro Portugal S.A.(A)	Portugal
		Limited Liability Company Wipro	Russia
Technologies Limited
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology	Kazakhstan
Kazakhstan LLP
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
		Wipro do Brasil Servicos de	Brazil
Tecnologia S.A.
		Wipro do Brasil Technologia Ltda (A)	Brazil
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of
Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh (A)	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Appirio India Cloud Solutions Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Digital A/s, Cellent GmbH, and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies Gmbh		Germany

Wipro do Brasil Technologia Ltda	Wipro Do Brasil Sistemetas De		Brazil
	Informatica Ltd		Brazil

Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru

Cellent GmbH			Austria
	Frontworx Informations		Austria
technologie GmbH

Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Appirio Ltd (UK)	U.K. Singapore

Appirio Singapore Pte Ltd

As at June 30, 2018, the Company held 43.7% interest in Drivestream Inc, 33% interest in Demin Group Limited and 33.3% in Demin Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Inc. Benefit Trust	India
Wipro Foundation	India

5.	Segment Information

The Company is organized by the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit (TECH) are split from the former Manufacturing & Technology (MNT) business unit.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Financial and other Income” in the interim condensed consolidated statement of income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended June 30, 2018, June 30, 2017, March 31, 2018 and Year ended March 31, 2018 is as follows:

Particulars	Three months ended			Year ended
	June 30, 2018	March 31, 2018	June 30, 2017	March 31, 2018
	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	41,054	39,013	34,934	148,062
Health BU	18,209	18,575	19,150	74,177
CBU	21,987	21,029	20,535	83,762
ENU	17,205	16,768	17,464	68,427
TECH	19,504	19,158	17,664	73,967
MFG	11,304	11,712	11,678	46,305
COMM	7,740	7,864	8,831	33,710

Total of IT Services	137,003	134,119	130,256	528,410
IT Products	3,532	4,169	6,343	17,998
Reconciling Items	13	(45)	15	(49)

Total Revenue	140,548	138,243	136,614	546,359

Other operating Income
IT Services	2,529	—	—	—
IT Products	—	—	—	—

Total Other Operating Income	2,529	—	—	—

Segment Result
IT Services
BFSI	7,149	6,298	5,441	24,626
Health BU	2,070	1,824	2,734	9,620
CBU	2,615	3,013	2,934	13,060
ENU	2,690	2,286	3,651	8,060
TECH	4,064	3,716	3,481	14,685
MFG	1,402	1,759	1,694	7,057
COMM	754	(753)	1,449	3,158
Unallocated	695	1,180	532	3,347
Other Operating Income	2,529	—	—	—

Total of IT Services	23,968	19,323	21,916	83,613

IT Products	(740)	48	31	362
Reconciling Items	78	14	146	319

Total	23,306	19,385	22,093	84,294
Finance Expense	(1,649)	(1,564)	(1,601)	(5,830)
Finance and Other Income	5,197	4,803	6,327	23,999
Share of profit/ (loss) of equity accounted investees	(53)	(3)	(1)	11

Profit before tax	26,801	22,621	26,818	102,474

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

c)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹771, ₹557 and ₹1,488 for the three months June 30, 2018, March 31, 2018 and year ended March 31, 2018, respectively (₹353 for the three months ended June 30, 2017), which is reported as a part of “Other income” in the statement of profit and loss

d)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense, over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)	Segment results for COMM industry vertical for three months ended March 31, 2018 and COMM and ENU industry verticals for year ended March 31, 2018 is after considering the impact of provision for impairment of receivables and deferred contract costs of ₹1,437 and ₹4,612, respectively, consequent to insolvency of two of our customers.

g)	Net gain from sale of hosted data center services business and disposal of Wipro Airport IT Services Limited, amounting to ₹2,529, is included as part of IT services segment result for three months ended June 30, 2018 (Refer Note 6).

6. Other operating income

Sale of hosted data center service business: During the three months ended June 30, 2018, the Company has concluded the divestment of its hosted data center services business in United States, Germany, Singapore and United Kingdom.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹660)	₹	24,668
Less: Carrying amount of net assets disposed (including goodwill of Rs. 13,009)		(26,257)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on Sale	₹	2,542

In accordance with the sale agreement, the Company paid ₹3,766 to subscribe for units issued by the buyer and received cash consideration of ₹27,360. Units amounting to ₹2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units is estimated to be insignificant as at the reporting date. Consequently, the sale consideration accounted represents cash proceeds of ₹23,594 and units amounts to ₹1,734 issued by the buyer.

The transfer of certain India data center assets and employees are conditional upon obtaining regulatory approval which is expected to be completed by September 30, 2018.

Loss of control in subsidiary: During the three months ended June 30, 2018, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

7. Events after the reporting period

As part of a strategic partnership, on July 19, 2018, Wipro Limited entered into an agreement to acquire Alight HR Services India Private Limited, Alight’s captive operations in India. The consummation of the transaction is subject to receipt of regulatory approvals and customary closing conditions, and is expected to be completed by September 30, 2018.

By order of the Board,	For, Wipro Limited

Azim H Premji
Place: Bangalore	Executive Chairman &
Date: July 20, 2018	Managing Director